The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Summer Street, Floor 7

SUM0703

Boston, MA 02110

December 19, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc.—Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal:

This letter is in response to your comments provided via telephone on November 20, 2018, regarding Post-Effective Amendment No. 102 to the Registrant’s registration statement for the new Alternative Risk Premia Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on October 5, 2018:

1.

Comment: In the section entitled “Investment Objective” in the summary section of the prospectus, it states that the Portfolio’s investment objective is “[a]bsolute return consistent with reasonable risk to principal.” Please consider revising this disclosure to replace “reasonable” with a more quantifiable description or supplementally explain how the Registrant defines “reasonable.”

Response: The Registrant respectfully declines to make this change, as the use of “reasonable” is consistent with the Registrant’s many other series with similar investment objectives and other mutual funds. The Registrant defines “reasonable” as not extreme or excessive.

2.	Comment: Please confirm whether there are any shareholder fees paid directly from a shareholder’s investment associated with the Portfolio that should be disclosed in the Fee table of the prospectus.

Response: The Registrant confirms that there are no such shareholder fees associated with the Portfolio.

3.	Comment: Please supplementally explain the relatively high “Other Expenses” for the Portfolio as disclosed in the fee table.

Response: The Portfolio’s estimated “Other Expenses” reflect the anticipated size of the Portfolio during the first year of operations, which is expected to be relatively small. Due to the anticipated small size of the Portfolio and the inclusion of start-up and organizational expenses, the Portfolio’s Other Expenses are estimated to be relatively high because the Portfolio is not expected to realize economies of scale in the first year.

4.

Comment: Please confirm that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a subcaption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectus.

Response: The Registrant confirms that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a subcaption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectus.

5.

Comment: Please confirm whether Glenmede Investment Management LP (the “Advisor”) will be entitled to collect from the Portfolio or make a claim for waived fees or reimbursed expenses at any time in the future.

Response: The Registrant confirms that the Advisor shall not be entitled to collect from the Portfolio or make a claim for waived fees or reimbursed expenses at any time in the future.

6.

Comment: If the Portfolio may invest in any other types of derivative instruments besides options as part of its principal investment strategies, please include related disclosure in the section of the prospectus entitled “Principal Investment Strategies.”

Response: The Registrant confirms that investing in other types of derivative instruments besides options is not currently part of the Portfolio’s principal investment strategies.

7.

Comment: In the section entitled “Principal Investment Strategies” in the summary section of the prospectus, it states that “[t]he Portfolio expects to maintain exposure to all seven investment styles, in varying allocations…” Please disclose if the Portfolio currently intends to apply specific target allocations with respect to its exposure to each of the seven investment styles.

Response: The Registrant confirms that the Portfolio does not currently intend to apply specific target allocations with respect to its exposure to each of the seven investment styles.

8.

Comment: In the section entitled “Principal Investment Strategies” of the prospectus, it states that the Portfolio may form and invest in a wholly-owned Cayman Islands subsidiary (the “Subsidiary”). Please add disclosure that provides that the Portfolio, on an aggregate basis with the Subsidiary, will comply with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), in particular: (i) the investment policy disclosure requirements of Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements of Section 18 of the 1940 Act.

Response: The Registrant will make the requested change by revising the fourth paragraph of the section of the prospectus entitled “Objective, Principal Strategies and Risks” as follows:

“Using quantitative analysis, the Portfolio invests in long and short positions with respect to equity securities, such as common stocks, of U.S. public companies, and commodities either directly or with derivatives. The Portfolio will invest in companies with market capitalizations, at the time of purchase, that are within the market capitalization range of any stock in the Russell 3000® Index. The Portfolio will initially obtain exposure to commodities by investing in ETFs and ETNs that seek to track the performance of commodity futures indices. The Portfolio may also invest directly in such futures and indirectly by forming and investing in a wholly-owned Cayman Islands Subsidiary to invest in those instruments. The Portfolio may allocate up to 25% of its assets in the Subsidiary, which will have the same investment objective as the Portfolio, and will be intended to provide the Portfolio with indirect exposure to futures contracts and commodities in a manner consistent with the limitations and requirements of the Code that apply to the Portfolio, which limit the amount of income the Portfolio may receive from certain sources. To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Portfolio. The Portfolio will comply with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Subsidiary, once the Subsidiary has been formed. Once formed, the Subsidiary will comply with Section 17 of the 1940 Act relating to affiliated transactions and custody. Unlike the Portfolio, the Subsidiary will not seek to qualify as a RIC under Subchapter M of Subtitle A, Chapter 1, of the Code. The Portfolio will be the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.”

9.

Comment: Please disclose that the Subsidiary’s investment adviser will comply with the investment advisory contract requirements of Section 15 of the 1940 Act. Please also confirm that the Registrant will file the investment advisory agreement for the Subsidiary as an exhibit to the Registrant’s registration statement.

Response: The Registrant confirms that after the Subsidiary is formed, the Registrant will file the investment advisory agreement for the Subsidiary as an exhibit to the Registrant’s registration statement. The Registrant will also revise the second paragraph of the section of the prospectus entitled “Objective, Principal Strategies and Risks—Subsidiary” as follows:

“The Subsidiary will not be registered under the 1940 Act, and, unless otherwise noted in this Prospectus, will not be subject to all the investor protections of the 1940 Act. However, the Portfolio will wholly-own and control the Subsidiary, making it unlikely that the Subsidiary will take action contrary to the interests of the Portfolio and its shareholders. The Board has oversight responsibility for the investment activities of the Portfolio, and will have oversight responsibility for its investment in the Subsidiary, and the Portfolio’s role as sole shareholder of the Subsidiary. The Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Portfolio. The Subsidiary’s investment adviser will comply with the investment advisory contract requirements of Section 15 of the 1940 Act.”

10.	Comment: Please disclose that the Subsidiary will comply with the affiliated transactions and custody requirements under Section 17 of the 1940 Act and identify the Subsidiary’s custodian.

Response: The Registrant will make the requested change as disclosed in Registrant’s response to Comment #8 above. The Registrant will identify the Subsidiary’s custodian in the Portfolio’s statement of additional information once the Subsidiary has been formed.

11.

Comment: Please confirm whether the Portfolio will obtain a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary will constitute “qualifying income” to the Portfolio. If the Portfolio will not obtain a private letter ruling, please confirm its basis for that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Registrant does not intend to obtain a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary will constitute “qualifying income” to the Portfolio, however, the Registrant will obtain an opinion of counsel stating the basis for determining that such undistributed income is qualifying income to the Portfolio.

12.

Comment: Please disclose the principal investment strategies and principal risks of the Subsidiary to the extent they constitute principal investment strategies or principal risks of the Portfolio. The principal investment strategies and principal risks disclosed in the prospectus should reflect the aggregate operations of the Portfolio and the Subsidiary.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosed in the prospectus reflect the aggregate operations of the Portfolio and the Subsidiary.

13.	Comment: Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Portfolio, once the Subsidiary has been formed.

Response: The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Portfolio, once the Subsidiary has been formed.

14.

Comment: Please confirm supplementally that: (1) the Subsidiary’s management fee will be included in “Management Fees” and that the Subsidiary’s expenses will be included in “Other Expenses” in the Portfolio’s fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will allow the SEC staff to inspect the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that: (1) the Subsidiary’s management fee will be included in “Management Fees” and that the Subsidiary’s expenses will be included in “Other Expenses” in the Portfolio’s fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will allow the SEC staff to inspect the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

15.

Comment: In the section entitled “Principal Investment Strategies” of the prospectus, please consider adding disclosure to clarify that the Portfolio’s investment exposures will typically exceed the amount of the Portfolio’s net assets. Please also consider disclosing the range of the Portfolio’s gross notional exposure.

Response: The Registrant will make the requested change by adding disclosure immediately below the fifth paragraph of the section entitled “Principal Investment Strategies,” as follows: “The investment techniques employed by the Portfolio create leverage. As a result, the sum of the Portfolio’s investment exposures will typically exceed the amount of the Portfolio’s net assets. These exposures may vary over time. The Advisor expects gross notional exposure of the Portfolio to be in a range of 300% to 400% of the net asset value of the Portfolio under normal market conditions; leverage may be significantly different (higher or lower) as deemed necessary by the Advisor.”

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick
Bernard Brick